Filed Pursuant to Rule 424(b)(3)
Registration No. 333-221814

RODIN INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED FEBRUARY 19, 2020

TO THE PROSPECTUS DATED APRIL 29, 2019

This Supplement No. 6 supplements, and should be read in conjunction with, our prospectus dated April 29, 2019, as supplemented by Supplement No. 1, dated May 17, 2019, Supplement No. 2, dated August 15, 2019, Supplement No. 3, dated October 3, 2019, Supplement No. 4, dated November 18, 2019 and Supplement No. 5, dated January 3, 2020. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 6 is to disclose:

•	the status of our initial public offering;

•	the declaration of distributions;

•	our net asset value as of December 31, 2019 for our Class A Shares, Class T Shares and Class I Shares; and

•	the new offering prices of our Class A Shares, Class T Shares and Class I Shares.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on May 2, 2018, of which up to $1.0 billion in Class A Shares, Class T Shares and Class I Shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan. We refer to our primary offering and our distribution reinvestment plan collectively as our offering. On June 28, 2018, we satisfied the minimum offering requirement of the offering as a result of the purchase of $2.0 million in Class I Shares by our sponsor and we commenced operations.

As of February 17, 2020, we had issued 518,272 shares of our common stock (consisting of 353,875 Class A Shares, 64,664 Class T Shares and 99,733 Class I Shares) in our offering for gross proceeds of approximately $12 million. As of February 17, 2020, $1.24 billion of shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 2, 2020, unless extended by our board of directors as permitted under applicable law and regulations.

Declaration of Distributions

On February 13, 2020, our board of directors authorized, and we declared, distributions for the period from February 15, 2020 to May 14, 2020, in an amount equal to $0.004602739 per day (or approximately $1.68 on an annual basis) per Class A Share, Class I Share and Class T Share, less, for holders of Class T Shares, the distribution fees that are payable with respect to Class T Shares. Distributions will be payable by the 5th business day following each month end to stockholders of record at the close of business each day during the prior month. We expect to declare distributions for the period from May 15, 2020 to August 14, 2020 on May 14, 2020.

Net Asset Value

On February 13, 2020, our board of directors approved an estimated net asset value as of December 31, 2019 of $23.46 per share for Class A Shares and Class I Shares and $23.44 for Class T Shares. The calculation of our estimated NAV was performed by Robert A. Stanger & Co., Inc., or Stanger, our independent valuation firm, in accordance with the procedures described in the “Net Asset Value Calculation and Valuation Procedures” section of our prospectus. Although Stanger performs the calculation of our estimated NAV, our board of directors is solely responsible for the determination of our estimated NAV.

In performing the calculation of our estimated NAV per share, Stanger observed that we had originated two loans as of December 31, 2019, and that our NAV was comprised of cash and equivalents plus its interests in the Delshah Loan (as defined below) and the East 12th Street Loan (as defined below), amounts due from related party and prepaid expense less accrued expenses, distributions payable and due to related party (excluding amounts owed to Rodin Income Advisors, LLC, or our advisor, for reimbursement of organization and offering costs, as further described below, less the current accrued liability due), as identified on our balance sheet. Stanger also considered any other amounts due to our advisor or affiliates for repayment of certain sponsor support of a portion of selling commissions and dealer manager fees and amounts due to the special unit holder in certain circumstances, including our liquidation, for which no amounts were due as of December 31, 2019. There can be no assurance that a stockholder would realize $23.46 per Class A Share and Class I Share or $23.44 per share of Class T Share if we were to liquidate or engage in another type of liquidity event today. In particular, our December 31, 2019 NAV does not consider fees or expenses that may be incurred in connection with a liquidity event, including reimbursement of amounts to our advisor for organization and offering costs, and any operating expenses that have not been invoiced by our advisor in accordance with the terms of our advisory agreement. We believe that the methodology of determining our NAV conforms to the Institute for Portfolio Alternatives Practice Guideline for Valuations of Publicly Registered Non-Listed REITs (April 2013) and is prepared in accordance with the procedure described in the “Net Asset Value Calculation and Valuation Procedures” section of our prospectus. In addition, our board of directors periodically reviews our NAV policies and procedures.

The purchase price per share for each class of our common stock will generally equal the prior quarter’s NAV per share, as determined quarterly, plus applicable selling commissions and dealer manager fees. The NAV for each class of shares is based on the value of our assets and the deduction of any liabilities, and any distribution fees applicable to such class of shares.

Delshah Loan and East 12th Street Loan

In accordance with our valuation procedures, an $18 million fixed rate mezzanine loan, or the Delshah Loan, and an $8.99 million floating-rate mezzanine loan, or the East 12th Street Loan (individually a “Loan Investment” and collectively the “Loan Investments”) were included in the determination of NAV at their estimated fair market value as of December 31, 2019, as determined by Stanger, as adjusted to reflect our interests in the Loan Investments, respectively, as of December 31, 2019. The Loan Investments estimated value was based upon taking, for each Loan Investment, the loan payments over the remaining anticipated term and discounting such payments to present value at a discount rate range equal to the current estimated market interest rate on financing similar to the applicable Loan Investments. To provide their opinion of value of the Loan Investments, Stanger first reviewed the terms of each of the Loan Investments as contained in the loan documents. Stanger then reviewed mezzanine loan market terms at or around December 31, 2019 to ascertain current market interest rate levels for loans similar to the Loan Investments. This review was conducted by (i) recent interviews of participants in the mezzanine/preferred equity market, (ii) reviewing recent mezzanine loan transactions, and (iii) reviewing published surveys available at or around December 31, 2019. Based on Stanger’s reviews above and taking into consideration the Loan Investments’ unique factors, including, but not limited to, loan-to-value (based on the appraised value range of the collateral), debt service coverage/debt yield, collateral property, financial information pertaining to the borrower, prepayment terms, and loan origination date, maturity date and extension terms, a market interest rate range was determined for each Loan Investment to utilize in the determination of the fair market value of the Loan Investments.

Specifically, it was determined that the current market interest rate for each Loan Investment equaled its contractual interest rate and, therefore, the Loan Investments estimated fair market value equaled the current balance outstanding as of December 31, 2019.

The following table provides a breakdown of the major components of our NAV:

Components of NAV	December 31, 2019
Cash and cash equivalents	$905,358
Commercial mortgage loans, held for investment(1)	$10,773,980
Due from related party	$4,765
Accrued interest receivable	$177,177
Accounts payable and accrued expenses	$(16,384)
Distributions payable	$(67,730)
Due to related party(2)	$(122,389)
Distribution fee payable the following month(3)	$(1,135)
Accrued interest payable	$(83,246)
Sponsor Support Repayment/Special Unit Holder Interest	$—

Net Asset Value	$11,570,396

Number of outstanding shares	493,217

Note:	(1) Reflects our interest in the Loan Investments.

(2) Excluding $94,671 due to our advisor for reimbursement of O&O Costs ($98,052 less the current liability due of $3,381) pursuant to the procedures described in the “Net Asset Value Calculations and Valuation Procedures” section of our prospectus.

(3) Distribution fee only relates to Class T Shares.

NAV Per Share	Class A Shares	Class T Shares	Class I Shares	Total
Total Gross Assets at Fair Value	$8,109,955	$1,356,665	$2,394,660	$11,861,280
Due to related party	(83,681)	(15,134)	(24,709)	$(123,524)
Other liabilities	(114,430)	(19,142)	(33,788)	$(167,360)

Quarterly NAV	$7,911,844	$1,322,389	$2,336,163	$11,570,396
Number of outstanding shares	337,229	56,413	99,575	493,217

NAV per share	$23.46	$23.44	$23.46

The following table reconciles stockholders’ equity per our consolidated balance sheet to our NAV:

Reconciliation of Stockholder’s Equity to NAV	December 31, 2019
Stockholder’s equity under U.S. GAAP	$11,427,121
Adjustments:
Organization and offering costs	94,671
Accrued distribution fee	48,604

NAV	$11,570,396

The following details the adjustments to reconcile U.S. GAAP stockholders’ equity to our NAV:

Organization and offering costs

Our advisor has agreed to pay, on our behalf, all organization and offering expenses (other than selling commissions, dealer manager fees and distribution fees) through the first anniversary of the date on which we satisfied the minimum offering requirement in our initial public offering, which was June 28, 2019, or the Escrow Break Anniversary. Following the Escrow Break Anniversary, we began reimbursing our advisor for payment of the organization and offering costs ratably over a 36-month period; provided, however, that we will not be obligated to pay any amounts that as a result of such payment would cause the aggregate payments for organization and offering costs (less selling commissions, dealer manager fees and distribution fees) paid to our advisor to exceed 1% of gross proceeds of the offering, or the 1% cap, as of such payment date. After the Escrow Break Anniversary, our advisor, in its sole discretion, may pay some or all of the additional organization and offering costs incurred, but it is not required to do so. To the extent our advisor pays such additional organization and offering costs, we will be obligated to reimburse our advisor subject to the 1% Cap. Any amounts not reimbursed in any period shall be included in determining any reimbursement liability for a subsequent period. As of December 31, 2019, our advisor has continued to pay all organization and offering costs on our behalf. Under U.S. GAAP, our reimbursement liability pertaining to the organization and offering costs is included with due to related party in our consolidated balance sheet. For NAV, such costs will be recognized as a reduction in NAV as they are reimbursed.

Sensitivity Analysis

Assuming all other factors remain unchanged, the table below presents the estimated increase or decrease to our December 31, 2019 NAV for the changes in the effective contractual interest rates for the Delshah Loan and East 12th Street Loan, respectively:

Sensitivity Analysis	Range of NAV (Class A & I)			Range of NAV (Class T)
	Low	Concluded	High	Low	Concluded	High
Estimated Per Share NAV	$23.22	$23.46	$23.71	$23.20	$23.44	$23.69
Estimated Market Interest Rate(1) – Delshah Loan	9.69%	9.23%	8.77%	9.69%	9.23%	8.77%
Estimated Market Interest Rate(1) – East 12th Street Loan	12.33%	11.74%	11.16%	12.33%	11.74%	11.16%

Note:	(1) As of December 31, 2019, the market interest rate was determined to be equal to the contractual interest rate for each of the Loan Investments.

Offering Prices

On February 13, 2020, our board of directors approved new offering prices for our Class A Shares, Class T Shares and Class I Shares. The offering prices in connection with our primary offering are equal to the estimated NAV for such class of common stock plus applicable upfront selling commissions and dealer manager fees, less applicable support from our sponsor of a portion of selling commissions and dealer manager fees. The offering prices in connection with our DRP are equal to the estimated NAV for such class of common stock. We will not accept any subscription agreements during the five business day period following February 14, 2020. We will commence accepting subscription agreements again on February 24, 2020. See the “How To Subscribe” section of our prospectus for additional information.

The offering prices in our primary offering are set forth below:

	Offering Price
Class A Shares	$24.69	*
Class T Shares	$23.92	*
Class I Shares	$23.46

*	These amounts have been rounded to the nearest whole cent and the actual per share offering price for the Class A Shares is $24.6947 and for the Class T Shares is $23.9184.